Exhibit 99.1

PRESS RELEASE

Goldstrom Partners with SMX to Deliver End-to-End Traceability and Circularity in Precious Metals

NEW YORK, NEW YORK / SINGAPORE / DUBAI — 29 October 2025 — SMX (Security Matters) PLC (NASDAQ: SMX), a global leader in molecular-marker technology and blockchain-backed digital product passports, today announced entering into an Advisory Agreement with Goldstrom Advisory FZCO, which is an expert in the field of global physical precious metals.

The Advisory Agreement provides that Goldstrom Advisory will assist in the development of SMX’s products within the gold and silver supply chain and industry, including the refining business and physical precious metals trading activities regionally and globally. Through this arrangement, SMX expects that Goldstrom Advisory will collaborate to introduce and evaluate SMX’s patented molecular-marking, tracking, and digital registry technology within client advisory engagements, with the goal to empower clients across mining, refining, and trading to achieve full audit-grade transparency, provenance, and sustainability.

Transforming the Precious-Metals Ecosystem

Goldstrom’s services to SMX are also expected to enable the parties to jointly deliver a new class of services and solutions for the precious-metals industry:

●	Advisory Integration: Goldstrom to incorporate SMX’s traceability technology into its advisory framework recommendations to help clients meet rising compliance and ESG demands under LBMA Responsible Gold Guidance, UAE Good Delivery, and EU Digital Product Passport (DPP) framework.
●	Operational Application: SMX’s molecular markers may be adopted by Goldstrom’s interested clients seeking to enhance traceability within their own operational value chain, from refining and logistics to vaulting and recycling — ensuring that metal carries a secure, invisible molecular identity linked to a blockchain-verified digital passport.
●	Circularity Enablement: SMX’s subsidiaries, trueGold™ and trueSilver™, which are pioneering the development of verifiable “memory-enabled” gold and silver supply chains, to support Goldstrom’s interested clients in building verified, high-integrity recycling streams, where reclaimed metals retain their certified identity and premium market value.

“SMX believes that its relationship with Goldstrom will allow SMX to bring its proven molecular-traceability technology to the forefront of global precious-metals trade,” said Oliver Buckle-Wright, Vice President Client Success, SMX. “Together with trueGold and trueSilver, we are seeking to create a trusted digital foundation for the industry, where every metal carries a memory, every bar has a verified journey, and every transaction reinforces integrity.”

“At Goldstrom, we are committed to enabling our clients to trade, store, and invest in precious metals with absolute confidence,” said Jeffrey Rhodes, CEO, Goldstrom Advisory. “Collaborating with SMX through our advisory platform is expected to allow us to offer measurable traceability and ESG assurance, transforming compliance from an obligation into a competitive advantage.”

For further information contact:

SMX GENERAL ENQUIRIES

Follow us through our social channels:

Email: info@securitymattersltd.com

Instagram: @smx.tech

X: @secmattersltd

GOLDSTROM

Follow us through our social channels:

Email: info@goldstromgroup.com

Website: www.goldstromgroup.com

LinkedIn: Goldstrom

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PRESS RELEASE

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

SMX’s subsidiaries, trueGold™ and trueSilver™, are pioneering the development of verifiable “memory-enabled” gold and silver supply chains. These platforms utilize SMX’s molecular markers and blockchain registry to authenticate origin, ownership, and recycling pathways for precious metals, enabling responsible sourcing and traceable circularity in alignment with LBMA, DMCC, and EU sustainability frameworks.

About Goldstrom

Goldstrom is an integrated, global precious metals company with offices in Asia, Middle East, Africa and Europe. Regulated and licensed in Singapore, Hong Kong and Dubai, our team brings over 250 years of combined expertise in bullion banking, physical and financial trading, wealth management, logistics and insurance.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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